SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OD THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

(Title of the Plan)

ERICSSON INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, Tx 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

(Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the Issuer of the securities)

ERICSSON CAPITAL ACCUMULATION

AND SAVINGS PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL

SCHEDULE AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2005 AND 2004

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

Note A -	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted as there were no transactions of the type required to be disclosed in such schedules.

BDO Seidman, LLP Accountants and Consultants	700 N. Pearl Street, Suite 2000 Dallas, Texas 75201-2628 Telephone: (214) 969-7007 Fax: (214) 953-0722

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

Ericsson Capital Accumulation and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Ericsson Capital Accumulation and Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.

Dallas, Texas

May 19, 2006

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

(Thousands of dollars)

	2005		2004
ASSETS
Cash and cash equivalents	$1,169		$1,400

Investments at fair value:
LM Ericsson Telephone Company, ADR, Class B	151,167	*	158,777	*
American Funds Europacific Growth Fund	39,614	*	30,698	*
Janus Risk Managed Fund	29,872	*	29,457	*
Washington Mutual Investors Fund	32,720	*	29,267	*
JPMorgan Stable Value Fund	64,088	*	64,562	*
SSgA S&P 500 Fund	51,085	*	39,350	*
PIMCO Total Return Bond Fund	28,603	*	26,044	*
JPMorgan Investment Self Directed Account	6,973		3,859
Morgan Stanley Institutional Mid Cap Fund	39,508	*	32,600	*
Strong Equity Funds Inc Advisor Small Cap Value Fund	—		44,451	*
Wells Fargo Advantage Small Cap Value Fund	46,565	*	—
Participant Loans	3,045		2,733

Total investments	493,240		461,798

Receivables:
Employee & Employer’s contributions receivable:
Employees’ contributions receivable	2		—
Employer’s contributions receivable	316		309

Total employer and employee contributions receivable	318		309

Dividend and other receivables	—		—

Total receivables	318		309

Net assets available for benefits	$494,727		$463,507

* Denotes investments that represent 5% or more of net assets available for benefits

See accompanying notes to financial statements

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

(Thousands of dollars)

Changes in net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$37,761
Interest	563
Dividends	4,357
Contributions:
Employee	18,846
Employer	11,024
Other	834

Benefits paid to participants	(42,165)

Net increase	31,220
Net assets available for benefits:
Beginning of year	463,507

End of year	$494,727

See accompanying notes to the financial statements

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	THE PLAN

The following description of the Ericsson Capital Accumulation and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Inc. (the “Company” or “Ericsson” or “Employer”) on May 27, 1983, effective July 1, 1983. The Plan is a defined contribution plan and is administered by an Administrative Committee (the “Committee”).

JP Morgan Chase Bank Investor Services is the Plan Trustee (the “Trustee”) since September 1, 2004. The Trustee receives all participating employee (the “Participant”) and Company contributions to the Plan and holds, manages, and invests the same in accordance with the investment election of each participating employee, the terms and conditions of the Plan, and the instructions and directions of the Committee.

JP Morgan Retirement Plan Services is the record keeper for the Plan since September 1, 2004. The Plan is a single employer plan.

Participant contributions are made to the Trustee for investment each month. There are currently eleven separate funds to which Participants may direct their investments in addition to a self–directed brokerage account (“SDA”). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through JP Morgan Invest LLC. Employees interested in SDA can contact JP Morgan Invest LLC or visit JPMorganInvest.com or Retireonline.com to request an enrollment kit which includes application information. Participants can choose these options for their contributions as well as the Company matched contributions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect Participants’ account balances and the amounts reported in the statement of net assets available for benefits.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Cash and cash equivalents

For purposes of the statement of net assets available for benefits, the Plan considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Contributions and Contribution Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from Participants or the Employer that have not been included in the Plan’s investments or Cash and Cash equivalents at year end. Contributions receivable are recorded at cost, which approximates their fair value. Contributions receivable were $318,299 and $309,220 at December 2005 and 2004, respectively.

Valuation of investments

The Plan’s investments are carried at fair value as determined by closing market prices on the last day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Security transactions and investment income

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Realized gains or losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains or losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Dividend income is accrued on the ex-dividend date. Interest income from other investments is accrued as earned.

Upon withdrawal from the Plan, Participants invested in Company stock and Company debentures may elect to receive cash, Company stock or Company debentures. Whenever a Participant receives stock or debentures, the difference between the cost of such stock or debenture and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks and debentures are sold in satisfaction of the Participants’ election to take cash upon withdrawal.

Forfeitures

Company and Participants’ capital accumulation contributions (Note 3), and the earnings thereon, are fully and immediately vested. Participants’ savings contributions (Note 3), and the earnings thereon, are also fully and immediately vested.

Total forfeitures were immaterial to the Plan as of and for the years ended December 31, 2005 and 2004.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Expenses of the plan

All costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Loans

Loans may be granted to participants in an amount not to exceed 50% of the participant’s contribution account. The maximum loan amount is $50,000 minus the participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only 1 loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a ‘deemed distribution’, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2005 interest rates range from 5%–10.5%. Loans are considered a directed investment of participant accounts and all repayments of principal and interest are invested among investment funds in accordance with the participant’s current investment direction.

Termination priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the Participants’ accounts and all assets held under the Plan will be held for distribution to the Participants.

Benefit payments

At December 31, 2005, there were no benefit claims which had been processed and approved for payment but not yet paid. At JP Morgan Chase, benefit payments are determined, paid and taxed to participants based upon the date the check is cut. For financial statement purposes, benefit payments are recorded when paid.

3.	PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary. All eligible employees may participate in the Plan the first day of any calendar quarter following the date they become eligible. At December 31, 2005 and 2004, the numbers of active participants were 2,755 and 3,240, respectively.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Eligible Participants may contribute on a pretax basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3% of a Participant’s eligible pay for employees who are not actively participating in the Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. The match may be applied to either the 401(k) contribution or to the after-tax savings contribution, or to a combination of both. As of and subsequent to January 1, 2001, all employee and employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the voice response system or the web-based JP Morgan’s “Retireonline” system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from L. M. Ericsson shares of Common Stock to other investment funds.

Each participant’s account is credited with the participant’s contributions, Company matching contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request an in-service withdrawal in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

4.	INVESTMENTS

The net appreciation (depreciation) in fair value of investments for the year ended December 31, 2005 was as follows (amounts in thousands):

Company Stock (LM Ericsson Telephone Company)	$15,164
Common Stock, mutual and index funds	22,759
Bond mutual funds	(162)

$37,761

5.	PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Ericsson, Inc. Ericsson, Inc. sponsors the plan; therefore, this investment qualifies as party-in-interest transactions. The Plan recorded purchases of $24,672,056 and sales of $52,131,429 of the Company’s stock during the year ended December 31, 2005.

Certain plan investments are shares of mutual funds managed by JP Morgan Chase Bank and its affiliates. These institutions served or are currently serving as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

6.	TAX STATUS OF THE PLAN

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan covering its first four amendments on September 13, 2002. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

The Plan as amended and restated effective as of January 1, 2002, has been amended four times with amendments 1, 2, 3, and 4. However, management believes the Plan remains qualified under the applicable sections of the IRC and the Employee Retirement Income Security Act of 1974.

7.	SUBSEQUENT EVENT

Effective July 1, 2006, Marconi USA Wealth Accumulation Plan is scheduled to merge with the Plan due to acquisition of Marconi by Ericsson. The Marconi USA Wealth Accumulation Plan had approximately $257 million (unaudited) in assets and 4,491 participants with the balance as of December 31, 2005

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

SCHEDULE H. LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT

PURPOSES AT END OF YEAR

DECEMBER 31, 2005

EIN:06-119960 Plan Number: 006
Name and Issuer and Description	Current Value
Common Stock
LM Ericsson Telephone Company, ADR, Glass B (a)	$151,166,951

JPMorgan Invst Self Directed Account	6,973,097

158,140,048

Value of Interest in Registered Investment Companies
American Funds Europacific Growth Fund	39,614,226
Janus Risk Managed Growth Fund	29,872,045
Washington Mutual Investors Fund	32,719,288
JP Morgan Stable Value Fund (a)	64,088,129
SSgA S&P 500 Fund	51,085,275
PIMCO Total Return Bond Fund	28,602,917
Morgan Stanley Institutional Mid Cap Fund	39,508,139
Wells Fargo Advantage Small Cap Value Fund	46,565,198

332,055,217

Participants Loans	3,044,385

Total Investments	$493,239,650

(a)	Indicates a party-in-interest.

Note: Cost is not required for participant-directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson Capital Accumulation and Savings Plan

Date: 06/27/06

by	/s/ John Moore
John Moore
Vice President and General Counsel
Administrative Committee Member

EXHIBIT INDEX

Exhibit No.

99.1 Consent of Independent Accountants – Filed herewith